EXHIBIT 99.1

Almaden Announces Results of Annual General Meeting

VANCOUVER, British Columbia, June 29, 2021 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden" or the "Company"; TSX: AMM; NYSE American: AAU) is pleased to announce the results of its Annual General Meeting (“AGM”) held on June 29, 2021.

All of the matters submitted to the shareholders for approval as set out in the Company's Notice of Meeting and Information Circular were approved by the requisite majority of votes cast at the AGM.

The details of the voting results for the election of directors are set out below:

Nominee	Votes For		Votes Withheld
Duane Poliquin	30,217,920	(98.08%)	592,780	(1.92%)
Morgan Poliquin	30,169,432	(97.92%)	641,268	(2.08%)
Alfredo Phillips	30,187,827	(97.98%)	622,873	(2.02%)
Kevin O’Kane	30,155,109	(97.87%)	655,591	(2.13%)
Elaine Ellingham	30,181,075	(97.96%)	629,625	(2.04%)
Ria Fitzgerald	30,146,599	(97.84%)	664,101	(2.16%)
William J. Worrall	30,162,612	(97.90%)	648,088	(2.10%)

A total of 55,414,056 common shares, representing 40.38% of the votes attached to all outstanding shares as at the record date for the Meeting, were represented at the AGM.

Shareholders also approved the appointment of Davidson & Company LLP as auditors of the Company for the ensuing year.

Duane Poliquin, Chairman of Almaden, stated “We would like to thank our shareholders for their support. Mark Brown did not stand for election to the Board this year as he has decided to focus on other business interests. We thank Mark for his years of service to the Company. At the same time, we welcome Ria Fitzgerald as a new Almaden Board member. Ria has twenty years of experience in equity capital markets, mergers and acquisitions, project financing and project development with global and start-up companies in mining, infrastructure, and renewable power sectors. She has ten years of experience as an investment banker focused on the mining industry, where she was involved in over 100 financings raising more than $7 billion in private and public equity for global mining companies. Ria holds a Bachelor of Commerce degree from the University of Saskatchewan, where she graduated with High Honours and Great Distinction, and is a Chartered Financial Analyst. We warmly welcome Ria to the Board and look forward to working with her in the future.”

Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on the Company's website.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca deposit hosts a proven and probable reserve containing 1.38 million ounces of gold and 85.1 million ounces of silver (73.1 million tonnes grading 0.59 g/t Au and 36.3 g/t Ag). A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/